SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Guará Extension Well confirms high productivity in pre-salt

Rio de Janeiro, April 11, 2011 - Petróleo Brasileiro SA - Petrobras announces that it has completed the formation test in the first extension well of Guará confirming the accumulation’s high productivity estimates, located in ultra deep waters, in the Santos Basin pre-salt.

During the test in well 3-SPS-69 (3-BRSA-788), located in block BM-S-9, flow rates of approximately 6 thousand barrels per day of good quality oil (30º API) were confirmed, limited to the capacity of the equipment used. Initial production potential is approximately 50 thousand barrels of oil per day.

Also referred to as Guará Norte, the well is located at a water depth of 2,118 meters, about 305 kilometers off the coast of the State of São Paulo, 15 kilometers northeast of 1-SPS-55 (Guará discovery well).

The formation test of discovery well 1-SPS-55, executed earlier, had already showed similar numbers to the results of Guará Norte well, demonstrating excellent quality of the reservoirs.

At the moment the second extension well, Guará Sul (3-SPS-82A), about 7 kilometers south of the Guará discovery well is being drilled.

The consortium, formed by Petrobras (45% - operator), BG Group (30%) and Repsol  Sinopec Brasil (25%), will give continuity to the activities and investments necessary to assess the deposits discovered in this area, as per the Evaluation Plan approved by the National Petroleum, Natural Gas and Biofuels Agency (ANP).

www.petrobras.com.br/ri

    Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários), e Seção 21E da lei de Negociação de Valores Mobiliários de 1934, conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstos ou não pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas.

www.petrobras.com.br/ri

    Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários), e Seção 21E da lei de Negociação de Valores Mobiliários de 1934, conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstos ou não pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.